

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com



BY MAIL

July 4, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of June 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Corporate Secretary

dlw 7/14



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE INTERSECTS ADDITIONAL HIGH GRADE GOLD AT VOGEL INCLUDING 487 GRAMS PER TONNE GOLD OVER 0.40 METRES AND NEW GOLD MINERALIZATION AT DESANTIS, TIMMINS, ONTARIO

June 21, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced today the latest results from the first six holes of the resource expansion drill program on the Vogel-Schumacher Gold Properties and the first eight exploration drill holes from the DeSantis gold property.

Vogel–Schumacher Properties

Significant assays from the first four holes of the resource expansion drilling on the Vogel Property returned **487.20 grams per tonne gold over 0.40 metres, 28.36 grams per tonne gold over 2.0 metres, 7.53 grams per tonne gold over 0.50 metres** and **5.73 grams per tonne over 1.50 metres. These results are similar to Hoyle Pond sub-horizontal quartz – carbonate veins.**

"We are excited with these most recent gold intersections from the Vogel-Schumacher Properties" said Brian Booth, President. "The results clearly demonstrate the presence of "horizontal" veins on the Properties, and confirm the excellent potential for defining additional high grade gold mineralization in the current resource expansion program."

Results of the program are as follows:

Hole No.	Section	Intersection			Gold (grams per tonne)	Zone	Comment
		From (metres)	To (metres)	Length * (metres)			
Horizontal vein – 55 metre level							
H-06-04	6915E	55.00	55.40	0.40	**487.20**	H. vein	**VG**
Horizontal vein – 80 metre level							
H-06-03	6915E	81.50	81.80	0.30	1.40	H. vein	**VG**
H-06-04	6915E	98.00	99.00	1.00	3.98	H. vein	
H-06-05	6915E	81.50	82.00	0.50	**7.53**	H. vein	**VG**
H-06-06	6915E	74.00	76.00	2.00	**28.36**	H. vein	
H-06-06	6915E	110.50	111.20	0.70	1.25	H. vein	
H-06-03	6915E	101.30	101.65	0.35	1.77	V 3	
H-06-03	6915E	160.20	161.00	0.80	1.10	V 2	
H-06-04	6915E	186.94	190.00	3.06	1.79	V 2	**VG**
H-06-05	6915E	84.00	84.50	0.50	**7.62**	V 2	**VG**
H-06-05	6915E	100.98	101.61	0.63	3.15	V 2	**VG**
H-06-06	6915E	88.00	89.50	1.50	**5.73**	V 2	
Horizontal vein – 110 metre level							
H-06-06	6915E	129.30	130.30	1.00	2.55	V 1S	

...more

Hole No.	Section	Intersection			Gold (grams per tonne)	Zone	Comment
		From (metres)	To (metres)	Length * (metres)			
Deep drill holes (Schumacher Property)							
H-06-01	6890E	582.00	582.40	0.40	**4.11**	Quartz vein	
H-06-02	6500E	No significant assays					

* Core length
VG - Visible gold noted
H. vein - Horizontal vein

The four sub-vertical holes (H-06-03 to 06) completed to date at Vogel are located 15 metres east of the Vogel-Schumacher Property boundary and are spaced at 30 metre north-south intervals. These holes were drilled to expand the continuity of high-grade gold horizontal quartz/carbonate veins intersected in 2005 and to further test selected sub-vertical veins in an area largely untested because of its close proximity to the common boundary. Horizontal veins sets intersected to date range in thickness to two metres, and consistently carry visible gold, up to 5% pyrite, and trace amounts of sphalerite, pyrrhotite and chalcopyrite. The Company plans to continue to test for horizontal and sub-vertical vein sets to the east across the Property and at greater depth.

On the immediately adjacent **Schumacher Property**, two deep stratigraphic holes were drilled to advance the understanding of the geology in the central and eastern part of the Property in order to aid the preparation of future drill programs. One significant intersection returned **4.11 grams per tonne gold over 0.40 metres** associated with narrow quartz veining at a depth of 582 metres on the eastern side of the Property.

The Vogel-Schumacher Properties are located two kilometres west of the Hoyle Pond Gold Mine, which is one of the highest grade past and present gold producers in the Timmins Gold Camp, and four hundred metres east of the past producing Bell Creek Gold Mine and mill. Resource expansion and exploration drilling will continue throughout the year on Vogel-Schumacher as part of an on going pre-feasibility study and in preparation for a planned advanced underground exploration program that includes the Company's Timmins West Property (see News Release dated May 23, 2006).

DeSantis Gold Property

A **new gold occurrence** was intersected in a drill hole located approximately 400 metres west and 850 metres south of the area on the DeSantis Property for which resource estimates (historical, not 43-101 compliant) have been calculated. The new occurrence returned **25.15 grams per tonne gold over 0.30 metres** from a wide zone of stockwork quartz-tourmaline pyrite-arsenopyrite mineralization encountered between 129.5 and 146 metres. The discovery of gold mineralization associated with a strongly altered structural zone opens up new potential for the DeSantis Property and will be the focus of future drilling on the Property. The results of this program are summarized below.

Hole No.	Section	Intersection			Gold (grams per tonne)	Zone
		From (metres)	To (metres)	Length* (metres)		
DS-05-01	470600E	No significant results				
DS-05-02	470250E	249.90	250.55	0.65	1.43	Quartz breccia vein
DS-05-03	470001E	No significant results				
DS-05-04	471631E	Hole abandoned due to drill difficulties				
DS-05-05	471057E	37.55	40.25	2.70	1.40	Quartz breccia vein
	including	38.55	38.90	0.35	**7.47**	

...more

Hole No.	Section	Intersection			Gold (grams per tonne)	Zone
		From (metres)	To (metres)	Length* (metres)		
DS-05-06	471120E	No significant results				
DS-05-07	471120E	124.90	125.67	0.77	1.17	Quartz vein
DS-05-08	471120E	136.60	136.90	0.30	**25.15**	**VG** in Quartz vein

* Core length
VG - Visible gold noted

A total of eight holes for 5,150 metres were completed on the DeSantis Property between November 2005 and April 2006. The first three holes (DS-05-01 to DS-05-03) tested induced polarization and resistivity geophysical anomalies located on the north central part of the Property 1,200 metres northwest of the main gold bearing structures or tested geological targets within the southwest part of the Property. The best intersection returned values up to 1.43 grams per tonne gold over 0.65 metres. The remaining five holes tested the depth/down-dip extension of known gold mineralization encountered within the DeSantis Property and the main structural corridor to the west of the known gold resources. Future drilling will focus in the area around the new gold mineralization intersected on section 471120E and test favourable structural stratigraphic targets.

The DeSantis Property has a past history of limited underground mining (1930s and 1940s), accessed by two shafts and 7,133 metres of underground drifting. Historical resource estimates (late 1980s) of 117,029 tonnes at 9.08 grams per tonne gold (cut grade; 34,185 ounces gold or 74,820 ounces gold at 19.88 grams per tonne gold, uncut grade) in the Hydrothermal Zone (above 300 metres) and 65,510 tonnes at 7,85 grams per tonne gold (cut grade; 16,536 ounces) in the Albitite Zone between 200 and 365 metres depth have been reported for the Property. These resource estimates for the DeSantis Property are historic and the Company is not treating the estimates as a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historic estimates should not be relied upon.

Richard Labine, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Vogel-Schumacher Properties.

William Waychison, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the DeSantis Property.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website (www.lsgold.com) for further information on the Company's properties.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
701 West Georgia Street, Suite 1650
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: investorrelations@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP.
OPTIONS NORTHEAST PRICE PROPERTY IN TIMMINS WEST CAMP

June 23, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced today it has entered into an option agreement to acquire 100% of the Northeast Price Property located in Price Township, Ontario.

The Northeast Price Property consists of two claims in proximity to other Lake Shore Gold Corp. properties in the Timmins Camp and is located on the Destor-Porcupine Fault Zone. The Property covers a prominent geophysical anomaly possibly reflecting the presence of an alkaline intrusion similar to the main host rocks for the gold mineralization on Lake Shore's Timmins West Gold Project. Geochemical soil sampling carried out by the vendors identified a number of anomalies supporting the presence of an alkaline intrusion on the Property.

Under the terms of the agreement, Lake Shore Gold Corp. can earn 100% of the Property, subject to a 2% net smelter royalty, by expending $350,000 on exploration commitments, issuing 40,000 shares and making cash payments of $110,000 over three years.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website (www.lsgold.com) for further information on the Company's properties.

Forward-Looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com